Exhibit 99.3

JOINT PRESS RELEASE

TotalEnergies and Air Liquide join forces to develop a
network of over 100 hydrogen stations for heavy duty
vehicles in Europe

Paris, February 2, 2023 - TotalEnergies and Air Liquide announce their decision to create an equally owned joint venture to develop a network of hydrogen stations, geared towards heavy duty vehicles on major European road corridors. This initiative will help facilitate access to hydrogen, enabling the development of its use for goods transportation and further strengthening the hydrogen sector.

The partners aim to deploy more than 100 hydrogen stations on major European roads - in France, Benelux and Germany - in the coming years. These stations, under the TotalEnergies brand, will be located on major strategic corridors.

This agreement will lead to the creation of a major player in hydrogen refueling solutions and contribute to the decarbonization of road transportation in Europe. The two companies will combine their know-how and expertise in infrastructure, hydrogen distribution and mobility:

-	TotalEnergies will bring its expertise in the operation and management of stations networks and the distribution of energies to BtoB customers;
-	Air Liquide will contribute with its expertise in technologies and its mastery of the entire hydrogen value chain.

The joint venture, which will be jointly managed by TotalEnergies and Air Liquide, will invest, build and operate these stations, as well as procure hydrogen from the market and dispense it to its transport customers.

"Following the recent signature of a partnership for the production of renewable and low-carbon hydrogen on our Grandpuits Zero Crude Platform, we are pleased to once again join forces with Air Liquide and continue our common efforts to decarbonize mobility. As pioneers in hydrogen mobility, we are convinced of the necessity to start building now a heavy-duty network that will benefit our customers” says Thierry Pflimlin, President Marketing & Services, TotalEnergies. "This new partnership with Air Liquide will enable us to continue our development across the entire hydrogen value chain."

Matthieu Giard, Vice President and Executive Committee Member of the Air Liquide Group, supervising the Hydrogen activities, underlines: "Hydrogen offers clear benefits for heavy duty mobility. To promote its widespread use, it is imperative to accelerate the development of refueling infrastructures and to offer vehicle manufacturers and transport operators a sufficiently dense network of stations. It is precisely the ambition of this joint venture, which will benefit from the complementary expertise of Air Liquide and TotalEnergies. As a leader for over 60 years and with unique know-how and technologies, Air Liquide is a major player to accelerate and scale up the development of hydrogen, a key element for the emergence of a low-carbon society."

The two partners plan to establish their joint venture in 2023, subject to the finalization of the appropriate contractual documentation and to the receipt of the necessary regulatory approvals.

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TotalEnergies Contacts

•	Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Air Liquide Contacts

•	Corporate Communications: media@airliquide.com
•	Investor Relations: IRTeam@airliquide.com

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Air Liquide

A world leader in gases, technologies and services for Industry and Health, Air Liquide is present in 75 countries with approximately 66,400 employees and serves more than 3.8 million customers and patients. Oxygen, nitrogen and hydrogen are essential small molecules for life, matter and energy. They embody Air Liquide’s scientific territory and have been at the core of the company’s activities since its creation in 1902.

Taking action today while preparing the future is at the heart of Air Liquide’s strategy. With ADVANCE, its strategic plan for 2025, Air Liquide is targeting a global performance, combining financial and extra-financial dimensions. Positioned on new markets, the Group benefits from major assets such as its business model combining resilience and strength, its ability to innovate and its technological expertise. The Group develops solutions contributing to climate and the energy transition—particularly with hydrogen—and takes action to progress in areas of healthcare, digital and high technologies.

Air Liquide’s revenue amounted to more than 23 billion euros in 2021. Air Liquide is listed on the Euronext Paris stock exchange (compartment A) and belongs to the CAC 40, CAC 40 ESG, EURO STOXX 50 and FTSE4Good indexes.

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).